Exhibit 99.1

Valens Semiconductor Reports Second Quarter 2024 Results

Exceeds second quarter revenue guidance due to improved customer demand for high-performance connectivity solutions

Acquires Acroname, bolstering innovative USB offering for the industrial market

Strong balance sheet supports highly selective acquisition strategy to complement organic growth

HOD HASHARON, Israel, August 7, 2024 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the second quarter ended June 30, 2024.

“Our team made solid progress executing against our long-term strategy and capitalizing on growing market demand for our chipsets,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “As a result, our second quarter revenue exceeded our guidance, increasing our confidence in the positive trends we are seeing across the diverse verticals we serve. Our mid- and long-term opportunities remain promising despite short-term industry challenges, including slow inventory digestion in the Audio-Video sector.”

“On May 31, 2024, we completed the acquisition of Acroname, our first M&A transaction, expanding our position in the industrial and Audio-Video markets. Importantly, our strong balance sheet provides us with the flexibility to move quickly when opportunities arise. Going forward, we expect this highly selective acquisition strategy to complement our organic growth initiatives.

“We continued to see growing interest in the adoption of our latest USB3 extension technology, the VS6320 chipset. Since its introduction late last year, we have engaged with over 50 customers, that are integrating the chipset into a wide variety of products, as announced at InfoComm International in June. This momentum validates the VS6320’s groundbreaking technology and high demand for reliable, streamlined, and affordable connectivity. We expect to start generating revenue from this chipset in the second half of 2024, before ramping up further in 2025.

“The Pro AV market presents a significant growth opportunity for Valens Semiconductor, driven by the latest additions to the portfolio, as well as our legacy products. Our chipset family offers industry-leading and standard-setting solutions to customers in the professional Audio-Video market, as well as in the industrial, machine vision and medical end markets. We believe these combined verticals represent a total addressable market of approximately $1 billion per annum.

“Additionally, we are confident that our innovative technology will position us to take advantage of the large opportunity within the automotive segment, which we estimate will have a total addressable market of $4.5 billion per annum by 2029.

“As we look to the second half of 2024 and beyond, Valens Semiconductor remains committed to capitalizing on the promising opportunities within our target markets. Our innovative, standard-setting, and high-speed connectivity solutions and highly sophisticated chipsets position us to achieve our goals and deliver value for our stakeholders,” concluded Ben-Zvi.

Key Business Highlights

●	Acquired Acroname Inc., a pioneer in advanced automation and control technologies for applications in industrial, Audio-Video, video conferencing rooms, and embedded robotic control systems, for $7.8 million in cash. An additional $1.3 million was transferred to Acroname in consideration for the amount Acroname held in cash at closing. Further, Valens will be obligated to pay the sellers earn out payments of up to $7.2 million, depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025, and development of a certain product by June 2026. The acquisition enables Valens to expand its position in the industrial market with a holistic USB-focused offering.

●	Engaged with over 50 customers for the VS6320, with a wide variety of product launches announced at InfoComm International - the largest professional Audio-Video trade show in North America, including USB extenders, PTZ cameras, video bars, wall plates, docking stations, room appliance controllers, and USB hub switches.

●	Announced a new suite of products by Good Way Technology, one of the world’s leading PC peripheral design and manufacturing companies, based on Valens Semiconductor’s VS6320 chipset, compliant with the HDBaseT-USB3 standard.

●	Progressed on several evaluation processes with global automotive OEMs for the VA7000 MIPI A-PHY compliant chipset and are continuing to work with the long list of companies joining the A-PHY ecosystem by designing and developing products based around this technology.

Key Financial Highlights

●	Second quarter 2024 revenues reached $13.6 million, of which Acroname contributed $0.4 million, compared to $24.2 million in the second quarter of 2023.

-	Audio-video revenues accounted for approximately 60% of total revenues at $8.1 million, of which Acroname contributed $0.4 million, compared to $15.5 million in the second quarter of 2023, due to ongoing inventory digestion.

-	Automotive revenues accounted for approximately 40% of total revenues at $5.5 million, compared to $8.7 million in the second quarter of 2023, due to lower demand from Mercedes-Benz.

●	GAAP gross margin was 61.4% for the second quarter of 2024 (non-GAAP gross margin was 64.5%). This compared to GAAP gross margin of 61.8% for the second quarter of 2023 (non-GAAP gross margin of 63.1%). GAAP Net Loss was $(8.9) million in the second quarter of 2024, compared to a GAAP Net Loss of $(4.6) million in the second quarter of 2023. On a segment basis, Audio-Video gross margin was 75.4% and automotive gross margin was 40.9% compared to 75.3% and 37.8%, respectively in the second quarter of 2023.

●	Adjusted EBITDA Loss in the second quarter of 2024 was $(5.2) million, compared to Adjusted EBITDA loss of $(0.8) million in the second quarter of 2023.

●	Strong balance sheet of $130.6 million in cash, cash equivalents and short-term deposits, and no debt, as of June 30, 2024, compared to $139.8 million on March 31, 2024, with the reduction in cash due to ongoing operational expenses and $7.8 million associated with the acquisition.

●	Inventory balance of $14.1 million on June 30, 2024, of which $2.5 million was from Acroname. Excluding this amount, inventories were $11.6 million, down compared to $12.5 million on March 31, 2024.

Financial Outlook

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

“Looking ahead, we are confident in our growth potential for the medium and long term. As the industry recovers, we are prepared to implement our growth strategy with an even more comprehensive portfolio of solutions, designed to penetrate new markets and sectors,” said Guy Nathanzon, CFO of Valens Semiconductor.

“Our third quarter revenues are expected to range between $14.7 million to $15.4 million, of which $1.2 million to $1.4 million is expected to be attributed to Acroname. Gross margin is expected to range between 52.0% and 53.0%, and adjusted EBITDA loss is expected to range between $(6.8) million and $(6.3) million. We have a strong cash position, and in the future, we expect additional, highly selective synergistic M&A deals that align with our long-term growth strategy,” concluded Nathanzon.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, August 7, 2024, at 8:30 a.m. Eastern Time (ET) to discuss its second quarter 2024 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations). A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenues	13,597	24,175	25,156	48,055
Gross Profit	8,344	14,934	15,159	30,727
Gross Margin	61.4%	61.8%	60.3%	63.9%
Net loss	(8,869)	(4,582)	(18,911)	(9,959)
Working Capital[1]	142,349	160,766	142,349	160,766
Cash, cash equivalents and short-term deposits[2]	130,630	138,042	130,630	138,042
Net cash provided by (used in) operating activities	(225)	358	(1,615)	(8,311)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	64.5%	63.1%	63.3%	65.1%
Adjusted EBITDA Loss[4]	(5,168)	(782)	(12,237)	(3,640)
Non-GAAP Earnings Loss per share (in U.S. Dollars)[5]	$(0.04)	$(0.00)	$(0.10)	$(0.03)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended June 30, 2024, and 2023, share-based compensation and depreciation & amortization expenses were $423 thousand and $315 thousand, respectively. For the six months ended June 30, 2024, and 2023, share-based compensation and depreciation expenses were $770 thousand and $560 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

REVENUES	13,597	24,175	25,156	48,055
COST OF REVENUES	(5,253)	(9,241)	(9,997)	(17,328)
GROSS PROFIT	8,344	14,934	15,159	30,727
OPERATING EXPENSES:
Research and development expenses	(9,961)	(12,161)	(20,106)	(26,121)
Sales and marketing expenses	(4,368)	(4,255)	(8,756)	(9,315)
General and administrative expenses	(3,397)	(3,701)	(6,968)	(7,533)
Change in earnout liability	(28)	-	(28)	-
TOTAL OPERATING EXPENSES	(17,754)	(20,117)	(35,858)	(42,969)
OPERATING LOSS	(9,410)	(5,183)	(20,699)	(12,242)
Change in fair value of Forfeiture Shares	10	22	35	1,529
Financial income, net	540	601	1,774	792
LOSS BEFORE INCOME TAXES	(8,860)	(4,560)	(18,890)	(9,921)
INCOME TAXES	(21)	(26)	(38)	(45)
LOSS AFTER INCOME TAXES	(8,881)	(4,586)	(18,928)	(9,966)
Equity in earnings of investee	12	4	17	7
NET LOSS	(8,869)	(4,582)	(18,911)	(9,959)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.08)	$(0.05)	$(0.18)	$(0.10)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED IN COMPUTING NET LOSS PER ORDINARY SHARE	105,079,508	101,685,915	104,563,467	101,381,153

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30, 2024	December 31, 2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	24,706	17,261
Short-term deposits	105,924	124,759
Trade accounts receivable	10,021	14,642
Inventories	14,070	13,836
Prepaid expenses and other current assets	3,972	4,196
TOTAL CURRENT ASSETS	158,693	174,694

LONG-TERM ASSETS
Property and equipment, net	2,666	2,954
Operating lease right-of-use assets	6,777	2,202
Intangible assets	5,172	-
Goodwill	1,847	-
Other assets	633	708
TOTAL LONG-TERM ASSETS	17,095	5,864

TOTAL ASSETS	175,788	180,558

LIABILITIES AND SHAREHOLDERS’ EQUITY	16,344	15,931

CURRENT LIABILITIES[7]

LONG-TERM LIABILITIES
Forfeiture Shares	3	38
Non-current operating leases liabilities	3,774	190
Earnout liability	2,064	-
Other long-term liabilities	75	95
TOTAL LONG-TERM LIABILITIES	5,916	323

TOTAL LIABILITIES	22,260	16,254

TOTAL SHAREHOLDERS’ EQUITY	153,528	164,304

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	175,788	180,558

[7]	As of June 30, 2024, and December 31, 2023, include $2,852 thousand and $1,766 thousand, respectively, of current maturities of operating leases liabilities

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss for the period	(8,869)	(4,582)	(18,911)	(9,959)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	479	414	935	793
Stock-based compensation	3,735	3,987	7,499	7,809
Exchange rate differences	741	1,021	1,266	2,273
Interest on short-term deposits	642	177	917	(389)
Change in fair value of forfeiture shares	(10)	(22)	(35)	(1,529)
Change in earnout liability	28	-	28	-
Reduction in the carrying amount of ROU assets	239	522	723	986
Equity in earnings of investee, net of dividend received	12	4	17	7
Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	180	(3,176)	4,915	(4,575)
Prepaid expenses and other current assets	101	1,042	308	403
Inventories	1,054	4,549	2,401	4,799
Other assets	(8)	(8)	66	34
Current Liabilities	1,659	(3,114)	(1,102)	(8,172)
Change in operating lease liabilities	(204)	(457)	(622)	(859)
Other long-term liabilities	(4)	1	(20)	68
Net cash provided by (used in) operating activities	(225)	358	(1,615)	(8,311)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(49,379)	(68,428)	(87,219)	(109,153)
Maturities of short-term deposits	47,059	74,810	104,038	118,954
Purchase of property and equipment	(235)	(777)	(265)	(919)
Cash paid for business combination, net of cash acquired	(7,800)	-	(7,800)	-
Net cash provided by (used in) investing activities	(10,355)	5,605	8,754	8,882

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options	510	58	636	986
Net cash provided by financing activities	510	58	636	986

Effect of exchange rate changes on cash and cash equivalents	(324)	(100)	(330)	(171)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,394)	5,921	7,445	1,386
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	35,100	15,489	17,261	20,024
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	24,706	21,410	24,706	21,410

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	28	213	63	252

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account of property and equipment	279	35	279	160
Fair value of earnout liability assumed in business combination	2,036	-	2,036	-
Operating lease liabilities arising from obtaining operating right-of-use assets	4,802	152	4,833	436

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Net Loss	(8,869)	(4,582)	(18,911)	(9,959)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(10)	(22)	(35)	(1,529)
Change in earnout liability	28	-	28	-
Financial income, net	(540)	(601)	(1,774)	(792)
Income taxes	21	26	38	45
Equity in earnings of investee	(12)	(4)	(17)	(7)
Depreciation and amortization	479	414	935	793
Stock-based compensation expenses	3,735	3,987	7,499	7,809
Adjusted EBITDA Loss	(5,168)	(782)	(12,237)	(3,640)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
GAAP Loss per Share
GAAP Net Loss used for computing Loss per Share	(8,869)	(4,582)	(18,911)	(9,959)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.08)	$(0.05)	$(0.18)	$(0.10)
Weighted average number of shares used in calculation of net loss per share	105,079,508	101,685,915	104,563,467	101,381,153

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Non-GAAP Loss per Share[8]
GAAP Net Loss	(8,869)	(4,582)	(18,911)	(9,959)
Adjusted to exclude the following:
Stock based compensation	3,735	3,987	7,499	7,809
Depreciation and amortization	479	414	935	793
Change in earnout liability	28	-	28	-
Change in fair value of Forfeiture Shares	(10)	(22)	(35)	(1,529)
Total Non-GAAP Loss used for computing Loss per Share	(4,637)	(203)	(10,484)	(2,886)
Earnings Per Share Data:
Non-GAAP Earnings (Loss) per Share (in U.S. Dollars)	$(0.04)	$(0.00)	$(0.10)	$(0.03)
Weighted average number of shares used in calculation of net loss per share	105,079,508	101,685,915	104,563,467	101,381,153

[8]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation, and the change in fair value of Forfeiture Share divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Investor Contacts:

Michal Ben Ari
Investor Relations Manager
Valens Semiconductor
michal.benari@valens.com

Lisa Fortuna
Financial Profiles, Inc.
Valens@finprofiles.com

Media Contact:

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
yoni.dayan@valens.com

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